Exhibit 99.2

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners’ 2008 second quarter results as well as the Unitholders’ Letter and Supplemental Financial Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The Second Quarter 2008 Results conference call can be accessed via webcast on July 30, 2008 at 9:00 a.m. EST at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES

SECOND QUARTER 2008 RESULTS

Hamilton, Bermuda, July 30, 2008 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP) today announced results for the second quarter ended June 30, 2008 for Brookfield Infrastructure L.P. (together with its subsidiaries, “Brookfield Infrastructure”).

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. (“Brookfield”) and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

Adjusted net operating income1 (“ANOI”) for Brookfield Infrastructure totalled $16.4 million ($0.43 per unit) for the second quarter of 2008. For the period, Brookfield Infrastructure benefited from $4.7 million of non-recurring income from its Chilean transmission operations, Transelec, associated with implementation of Transelec’s recently finalized transmission rate proceeding retroactively to March 2004, offset by a declined in dividends to $0.1 million from TBE, its Brazilian transmission investments. Dividends from TBE are paid on a periodic basis, not necessarily quarterly. Performance from Brookfield Infrastructure’s timber operations was in-line with the first quarter of 2008.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis.

US$ millions (except per unit amounts)	Three months ended June 30, 2008	Six months ended June 30, 2008
ANOI	$16.4	$31.8
– per unit[2]	$0.43	$0.83
Net income	$2.3	$7.9
– per unit[2]	$0.06	$0.21

[1]	ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items less income from predecessor. A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Information for the quarter ended June 30, 2008 at www.brookfieldinfrastructure.com.
[2]

Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.

The following table presents the proforma3 results for Brookfield Infrastructure:

US$ millions (except per unit amounts)	Three months ended June 30,		Six months ended, June 30,
	2008	2007	2008	2007
ANOI	$16.4	$17.9	$39.1	$30.2
– per unit[2]	$0.43	$0.46	$1.02	$0.78
Net income	$2.3	$1.0	$7.6	$6.0
– per unit[2]	$0.06	$0.03	$0.20	$0.16

“Brookfield Infrastructure’s results were driven by a strong performance from its electricity transmission operations, which was partly offset by a challenging quarter from its timber operations,” said Sam Pollock, Co-Chief Executive Officer of Brookfield’s infrastructure group. “Within Brookfield Infrastructure’s Chilean transmission operations, we are encouraged by the backlog of opportunities to grow the business and deploy capital at attractive returns. In Brookfield Infrastructure’s timber business, we are continuing to optimize the value of its timberlands, in light of market conditions, by shifting harvest towards timber stands with a higher concentration of products less dependent on demand from the U.S. housing sector, as well as by increasing exports.”

Acquisitions Update

Subsequent to quarter end, Brookfield Infrastructure reached an agreement to acquire Brookfield Multiplex’s interest in three social infrastructure Public Private Partnerships (“PPPs”), Royal Melbourne Showgrounds and the Long Bay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom, for approximately $25 million.

“Social infrastructure is a sector where we see opportunities to deploy capital at attractive risk-adjusted rates of return. We believe that the PPP market will expand significantly as governments continue to realize the benefits of delivering social and economic infrastructure with the private sector,” said Aaron Regent, Co-Chief Executive Officer of Brookfield’s infrastructure group. “This is an opportunity for Brookfield Infrastructure to benefit from Brookfield Multiplex’s successful track record of developing, constructing and maintaining PPP projects. While the initial investment is relatively modest, Brookfield Multiplex has a significant pipeline of projects, and we believe that Brookfield Infrastructure can build a meaningful PPP business in the coming years.”

The transaction is subject to completion of definitive documentation and a number of customary conditions including regulatory approval and obtaining a satisfactory fairness opinion from an independent financial advisor.

Financing Initiative

On June 18, 2008, Brookfield Infrastructure closed a $450 million revolving credit facility with a syndicate of global financial institutions. The credit facility will be used for general corporate working capital purposes as well as to fund growth capital investments and acquisitions.

The credit facility will be available on a revolving basis until June 13, 2009, unless extended in accordance with the terms of the credit agreement. All amounts outstanding under the credit facility will be repayable in full on June 13, 2011.

[3]	These proforma results assume that Brookfield Infrastructure acquired its Ontario Transmission business on January 1, 2008 and that the purchase price adjustment for Transelec was completed on January 1, 2008 (which increases Brookfield Infrastructure’s ownership interest to 17.8% from 10.7%). The comparative results for the three and six-month periods ended June 30, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period.

2	| Brookfield Infrastructure Partners L.P.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per unit, payable on September 30, 2008 to unitholders of record as at the close of business on August 29, 2008.

Information on the Partnership’s declared distributions can be found on the Partnership’s web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the quarter ended June 30, 2008 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit Brookfield Infrastructure Partners’ web site at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:

Tracey Wise

Vice President, Investor Relations & Communications Brookfield Asset Management Inc.

Tel:	416-956-5154
Email	twise@brookfield.com

Media:

Denis Couture

Senior Vice President, Investor Relations, Corporate & International Affairs Brookfield Asset Management Inc.

Tel:	416-956-5189
Email:	dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this press release include statements regarding the backlog of growth opportunities in Brookfield Infrastructure’s Chilean transmission operations and the ability to deploy capital at attractive returns to unitholders, future prospects of the social infrastructure sector and the Partnership’s ability to benefit from its relationship with Brookfield Multiplex and capitalize on opportunities in that sector, use of proceeds from Brookfield Infrastructure’s credit facility, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. The words “encouraged”, “backlog”, “grow”, “opportunities”, “can”, “build”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the

3	| Brookfield Infrastructure Partners L.P.

reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s 2007 Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

4	| Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure L.P.

Balance Sheet

	As at June 30, 2008 (unaudited)	As at December 31, 2007 (audited)
(in millions of U.S. dollars)
Assets

Current assets
Cash and cash equivalents	$5.6	$221.3
Accounts receivable and other	17.7	9.2

Total current assets	23.3	230.5

Deferred tax and other assets	18.2	15.8
Cost accounted investments	195.2	195.2
Equity accounted investments	607.0	505.8
Property, plant and equipment	205.4	210.6

Total assets	$1,049.1	$1,157.9

Liabilities and Partnership Capital

Liabilities
Accounts payable and other liabilities	$37.5	$14.6
Deferred tax liabilities	4.6	23.9
Property specific debt	116.6	115.0
Preferred Shares	20.0	20.0

Total liabilities	178.7	173.5

Redeemable partnership units	294.1	354.2

Partnership Capital
Partnership capital	554.1	602.9
Retained earnings	22.2	27.3

Total liabilities and partnership capital	$1,049.1	$1,157.9

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

5	| Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure L.P.

Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three-month period ended June 30		For the six-month period ended June 30
	2008	2007	2008	2007
Revenues	$8.3	$—	$10.0	$—
Cost of sale	(1.1)	—	(1.2)	—
Selling, general and administrative expenses	(3.8)	—	(5.9)	—
Depreciation expense	(1.6)	—	(2.0)	—
Interest expense	(2.3)	—	(3.0)	—
Losses on disposal of property, plant and equipment	(0.4)	—	(0.4)	—
Other income	0.1	—	0.6	—
Earnings from equity accounted investments	3.6	—	2.2	—
Investment income	0.1	—	5.7	—
Income from predecessor company	—	1.6	2.6	3.9

	$2.9	$1.6	$8.6	$3.9
Current taxes	(0.6)	—	(0.7)	—

Net income	$2.3	$1.6	$7.9	$3.9

Since it was wholly-owned by Brookfield prior to its acquisition on March 12, 2008 by Brookfield Infrastructure, which is also controlled by Brookfield, the Ontario transmission operations remained under common control by Brookfield following the acquisition. As a consequence, the Ontario transmission operations’ results of operation are included in Brookfield Infrastructure’s historical results. However, since the economic benefit from the Ontario transmission operation began accruing to Brookfield Infrastructure as of March 12, 2008, results to that date are presented as income from predecessor company in Brookfield Infrastructure’s statement of operations.

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

6	| Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners L.P.

Balance Sheet*

(unaudited, in millions of U.S. dollars)	As at June 30, 2008
Assets

Investment in Brookfield Infrastructure Limited Partnership	$522.2

Equity

Unitholders’ equity	$522.2

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 60% of Brookfield Infrastructure’s balance sheet (see page 5).

7	| Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners L.P.

Statement of Operations*

(unaudited, in millions of U.S. dollars)	Three months ended June 30, 2008	Six months ended June 30, 2008
Share of Brookfield Infrastructure Partners Limited Income	$1.4	$4.7

Net income	$1.4	$4.7

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s statement of operations reflects 60% of Brookfield Infrastructure’s statement of operations (see page 6).

8	| Brookfield Infrastructure Partners L.P.